Exhibit 99.6

ENTHUSIAST GAMING ADDS LEADING MINECRAFT COMMUNITY TO NETWORK, INCREASE OF 28 MILLION VIEWS AND 4.5 MILLION VISITORS MONTHLY

TORONTO, March 19, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to announce that it has signed an exclusive representation agreement with MCPE DL, one of the largest Minecraft online communities in the world. Developed almost a decade ago, Minecraft is the single bestselling video game of all time, selling over 180 million copies across all platforms by late 2019, with over 112 million monthly active players. (1)

MCPE DL, is a leading Minecraft independent online destination, dedicated to Minecraft fans that provides downloadable content, including quality add-ons, maps, mods, and texture packs for the popular video game. Currently, MCPE DL generates, on average, 28 million page views with 4.5 million visitors on a monthly basis. The addition of MCPE DL to Enthusiast Gaming’s network increases total monthly site viewership by almost 5%, and is now one of the largest communities across the media platform.

Menashe Kestenbaum, President and Founder of Enthusiast Gaming commented, “Right now, establishing community and connection is more important than ever. We are committed to providing all gamers an opportunity to connect over a mutual passion of gaming and share social experiences within our communities. During these difficult times, our mission statement and values as a company are essential and have created an important platform for our communities to engage, interact and support each other. We are excited to welcome MCPE DL into our growing network of avid gamers as we continue to provide meaningful interactions with our friends and fellow gamers around the world.”

Enthusiast Gaming is building the world’s largest network of communities for gaming and esports fans. The network has organically grown over the last few years, and currently engages with over 200 million avid gamers globally on a monthly basis. The Company continues to collect valuable first person data from its audience and does not rely on 3rd party data, which is important due to privacy laws and issues around use of cookies.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest network of communities for gamers and esports fans. Already the largest gaming network in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes 100+ gaming related websites and 900 YouTube channels which collectively reach 150 million visitors monthly. The media network generates over 30 billion ad requests and over 1 billion page views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s event business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects. For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

(1)Wikipedia: https://en.wikipedia.org/wiki/Minecraft

For further information:

Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.